Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-3) and related Prospectus of Cellectis S.A. for the registration of ordinary shares, American Depositary shares, representing ordinary shares, preferred shares and warrants to purchase ordinary shares or American Depositary shares, and to the incorporation by reference therein of our reports dated March 3, 2022, with respect to the consolidated financial statements of Cellectis S.A. and the effectiveness of internal control over financial reporting of Cellectis S.A., included in its Annual Report (Form 20-F) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG et Autres

Paris La Défense, France

June 24, 2022